SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary

		Conference, Call in Portuguese
	Page	November 13, 2018
Introduction	02	2:30 PM (GMT)
		11:30 AM (New York time)
I. Financial Information of the Companies	03	4:30 PM (London time)
II. Financial Analysis of the Companies	18	Phone: (11) 3137-8037

III. Operating Information of the Companies	22	Conference Call in English
IV. Attachment:		November 13, 2018
I. Financial Information from Subsidiaries		2:30 PM (GMT)
II. Financial Analyses from Subsidiaries Companies		11:30 AM (New York time)
III. Operational Information		4:30 PM (London time)
Subsidiaries and SPEs		Phones: (11) 3137-8037
		(+1) 786 837 9597 (USA)
		(+44) 20 3318 3776 (London)

		Contact RI:
		Ombudsman-ri@eletrobras.com
		www.eletrobras.com.br/ri
		Tel: (55) (21) 2514-6333

		Preparation of the Report to
		Investors:

		Superintendent of Investor
O Informe aos Investidores Anexos I, II e III		Relations
podem ser encontrados em excel no nosso website:		Paula Prado Rodrigues Couto
www.eletrobras.com.br/ri
		Capital Market Department
		Bruna Reis Arantes
		Fernando D'Angelo Machado
		Luiz Gustavo Braga Parente
		Maria Isabel Brum de A. Souza
		Mariana Lera de Almeida Cardoso

		Interns
		Flávia Alessandra Barbosa Bezerra
		Juliana C. M. Cardelli de Oliveira
Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints,
compliments and requests from protesters regarding the
securities market on our Investor Relations website

Disclaimer:

This material contains calculations that may not produce a precise sum or result due to rounding.

Rio de Janeiro, November 12, 2018 - Eletrobras (Centrais Elétricas Brasileiras S.A.) [B3: ELET3 and ELET6 - NYSE: EBR and EBR-B - LATIBEX: XELTO and XELTB], the largest company in the Latin American electricity sector, operating in the generation, transmission, distribution and marketing segment, controlling company of 14 subsidiaries, a holding company - Eletropar -, a research center - Cepel and holding a 50% Capital Stock of Itaipu Binacional and the control of 6 Special Purpose Companies, announces its results for the period.

In the first nine months of 2018 (9M18), Eletrobras reported net income of R$ 1,275 million. In the nine months of 2017 (9M17), the company presented Net Income of R$ 2,272 million. The Generation and Transmission segment recorded a Profit of R$ 2,518 million and R$ 1,629 million, respectively, while the distribution segment recorded a loss of R$ 2,002 million.

In the third quarter of 2018 (3Q18), Eletrobras reported a net loss of R$ 1,613 million, lower than the net income of R$ 550 million obtained in the third quarter of 2017 (3Q17). In this period, the Generation and Transmission segment recorded a Profit of R$ 832 million and R$ 103 million, respectively, while the distribution segment recorded a loss of R$ 998 million. Ebitda decreased by 92% from R$ 2,249 million in 3Q17 to R$ 189 million in 3Q18.

Highlights of the 3Q18

»Sale of Distributors Cepisa, Ceron, Eletroacre, Boa Vista Energia;

»Sale of SPEs in the amount of R$ 1,296 million;

»Income from the Generation segment - Profit of R$ 832 million;

»Results of the Transmission segment - Profit of R$ 103 million;

»Income from the Distribution segment - Loss of R$ 998 million;

»EBITDA Managerial of R$ 1,748 million in 3Q18;

» Net Operating Revenue of R$ 8,936 million;

»Provisions for Contingencies in the amount of R$ 2,201 million, with a highlight to R$ 1,518 million relating to the reserve for compulsory loans, of which 1,389 million were related to the work of revision of estimates the database of lawsuits, and R$ 241 million in Chesf to GSF of UHE Sobradinho;

»Provision for losses on investments in assets held for sale in the amount of R$ 418 million related to the adjustment of the fair value of SPEs to the respective minimum prices constant of the auction of September 27, 2018;

»Reversal of Provisions for onerous contracts of R$ 145 million; and

»Reclassification of energy expenditure purchased for resale in proinfa, as a reduction of proinfa generation revenue, affecting the revenue account by about R$ 2 billion, but without effect for the result.

R$ Million

9M18	9M17%			3Q18	3Q17%
110,6	114,7	-3.6%	Energy Sold - Generation GWh (1)	35,3	39,7	-11%
11,7	12,0	-2.5%	Energy Sold - Distribution GWh	4,0	4,1	-2.4%
35,046	32,648	7%	Gross Revenue	11,287	10,934	3%
27,128	25,196	8%	Gross Revenue from Management (2)	9,746	8,984	8%
28,105	26,847	5%	Net operating revenue	8,936	8,892	0.5%
20,796	19,995	4%	Net Operating Revenue Management (2)	7,491	7,006	7%
6,769	9,140	-26%	EBITDA	189	2,249	-92%
4,204	5,210	-19%	EBITDA Managerial(3)	1,748	1,475	18%
1,275	2,272	-44%	Net profit	-1,613	550	-393%
2,830	3,764	-25%	Investments	976	1,306	-25%

(1) Does not consider the energy allocated for quotas, from the plants renewed by Law 12.783 / 2013; (2) Excludes CELG D in 2017, Revenue from Construction, Revenue from Transmission with RBSE, referring to Transmission Lines renewed by Law 12,783 / 2013 and revenue from retroactive tariff assets of Ordinance MME 301; Adjustments referring to change of methodology by IFRS 15 in accounting for Proinfa; (3) Excludes item (2) and Extraordinary Retirement Plan (PAE), Consensual Dismissal Plan (PDC), expenses with independent research, research findings, extraordinary contributions to supplementary pension, reimbursement to Enel by TUSD Eletronuclear, of Teresina and Agepisa / Sefaz-PI, provisions for contingencies, onerous contracts, Impairment, Provision for losses on investments, Provision for Losses on Investments classified as held for sale, Provisions for adjustment to market value, water resources (TFRH), Provision ANEEL CCC; (4) Excludes item (3) and monetary restatement for compulsory and IRPF provision for RBSE and Distribution Tariff Assets.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

ANALYSIS OF THE CONSOLIDATED RESULT (R$ million)

9M18	9M17	DRE	3Q18	3Q17
13,297	15,374	Generation Revenue	5,123	5,409
7,903	7,808	Transmission Revenue	2,598	2,348
12,464	8,162	Distribution Revenue	3,051	2,800
1,382	1,305	Other Revenues	514	377
35,046	32,648	Gross Revenue	11,287	10,934
-6,941	-5,802	Deductions from Revenue	-2,351	-2,042
28,105	26,847	Net Operating Revenue	8,936	8,892
-9,590	-10,589	Operational Costs	-3,498	-3,928
-9,062	-9,007	Personnel, Material, Services and Others	-2,931	-2,731
-1,438	-1,385	Depreciation and Amortization	-489	-466
-3,571	-653	Operational Provisions	-2,824	-247
4,445	5,213		-805	1,521
887	2,542	Shareholdings	506	262
5,331	7,755	Income before Financial Income	-300	1,783
-1,593	-3,752	Financial Result	-988	-938
3,739	4,003	Income before Tax	-1,288	845
-2,464	-1,730	Income tax and social contribution	-325	-295
1,275	2,272	Net Profit	-1,613	550

9M18	9M17	DRE Managerial*	3Q18	3Q17
13,266	13,337	Generation Revenue Management	5,110	4,769
3,608	3,483	Transmission Revenue Management	1,225	1,233
8,871	7,113	Distribution Revenue Management	2,898	2,604
1,382	1,263	Other Revenue Management	514	377
27,128	25,196	Gross Revenue Management	9,746	8,984
-6,331	-5,201	Deductions from Revenue Management	-2,255	-1,977
20,796	19,995	Net Operating Revenue Management	7,491	7,006
-8,061	-7,249	Operational Costs Management	-2,996	-2,861
-8,383	-8,072	Personal, Material, Services and Others Management	-2,917	-2,631
-1,438	-1,385	Depreciation and Amortization Management	-489	-466
-1,035	-481	Operational Provisions Management	-336	-301
1,879	2,809		754	748
887	1,017	Shareholdings Management	506	262
2,766	3,826	Income before Financial Income Management	1,259	1,010
-2,199	-3,453	Financial Result Management	-790	-515
567	372	Income before Tax Management	469	495

* Excludes results of CELG D in 2017, construction revenues and expenses, Transmission Revenue with RBSE, RBSE Revenue related to Transmission Lines renewed by Law 12,783 / 2013, Revenue from retroactive tariffs, expenses with independent research, Impairment , onerous contracts, extraordinary contributions in the supplementary pension plan, reimbursement to Enel by TUSD Eletronuclear, Agreements of Teresina and Agepisa / Sefaz-PI, provisions for contingencies, provision for losses on investments, provisions for adjustment to market value, (TFRH), ANEEL CCC Provision, which were impacted by RBSE, monetary restatement of compulsory loans, Extraordinary Retirement Plan (PAE), Consensus Dismissal Plan (PDC), GSF Provision Reversal, Provision for Fees Pará relatiova to Eletronorte and provision for IRPJ / CSLL related to RBSE and Assets Distribution tariffs.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

I.1 Main variations of the Statement of Income

Variations of Statement of Income (9M18 x 9M17)

9M18 Results posted a 44% variation compared to 9M17, with net income of R$ 1,275 million recorded in 9M18, compared to net income of R$ 2,272 million in 9M17, especially due to the following factors:

Operating Income

Generation Revenues	9M18	9M17%		Variation
Supply of energy for distribution companies	8,444	10,628	-20.5

The variation was mainly due to the application of IFRS 15, changing the way the energy sold and purchased under Proinfa was recorded, with a negative impact of approximately R$ 2.5 billion in 2018, due to the offsetting with the cost of energy purchased for resale under Proinfa, as of 3Q18, as a recipe reducer.They also affected: (i) price readjustments in ACR; (ii) In the subsidiary Eletronuclear, updating of the fixed revenue established by ANEEL for the 2018 Fiscal Year and variable portion referring to the generated annual estimated for 2018; (iii) In the subsidiary Eletronorte, increase of energy in the regulated follow-up and sale through the auction A-1 product 2018/2019, 171.96 Mwmed. This growth in Supply revenue was offset by: (i) In the subsidiary Furnas, termination of Product ACR 2015-2017 and; (ii) In the subsidiary CGTTE, reduction of the revenue from reduction of CCEAR contracts.

Supply of energy for final consumers	1,736	1,859	-6.6

The reduction was mainly due to: (i) in the subsidiary Eletronorte, termination of some contracts (South equivalent to 315 Mwmed); (ii) In Chesf, adjustments in contracts extended with industrial consumers. This decrease was counterbalanced by the growth in revenue of subsidiary Furnas, due to the new auctions of the Itumbiara Plant, governed by Law 13182/158, specific to final consumers.

CCEE (short term)	1,134	868	30.6

The reduction is mainly due to the growth of the short-term revenue of the subsidiary Amazonas GT by the surplus generation at the Mauá 3 plant and sold to the LDP. In 2017, there was no revenue related to this operation. In addition, the account was affected by market variations (PLD, GSF, Portfolio of contracts, etc.).

Operating and Maintenance Revenue - Renewable Power Plants by Law 12,783	1,626	1,657	-1.9

The variation is mainly due to the following reasons: (i) change in the CFURH tariff, which composes the revenue from quotas of the refurbished plants, and (ii) frustration of the forecast of financial income caused by the difference between the rate of remuneration used in the forecast and the rate actually realized.

Construction Revenue	30	28	6.4	No effect for the result, since it has expense in corresponding amount.
Transfer Itaipu (see II.3.a)	326	333	-2.0

The variation was mainly due to the variation of the tariff on which the monetary adjustment calculated on the basis of the US Commercial Price and Industrial goods indexes is affected, as well as the recognition of the interministerial ordinance that determines the revenues of Itaipu.

TOTAL GENERATION REVENUES	13,297	15,374	-13.5	The variation was mainly due to the factors explained above.
(-) Construction/Proinfa IFRS 15	-30	-2,037	-98.5	No effect for the result, since it has expense in corresponding amount.
GENERATION REVENUES MANAGERIAL	13,266	13,337	-0.5	The variation was mainly due to the factors explained above.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Transmission Revenues	9M18	9M17%		Variation
Revenue from Operation and Maintenance (LT Renovated Law 12.783 / 2013)	2,506	2,410	4.0	The variation is mainly due to the following reasons: (i) the annual update of the RAP - Allowed Annual Revenue from concessions related to Transmission Lines extended pursuant to Law 12.783 / 2012.
LT RAP Under Exploration regime	229	207	10.5	The variation is mainly due to the following reasons: (i) annual adjustment; and (ii) the adjustment portion of the period.
Construction Revenue	803	594	35.3	No effect for the result, since it has expense in corresponding amount.
Finance - Return on Investment - RBSE	3,492	3,731	-6.4

Remuneration of the financial assets of the Basic Network of the Existing System (RBSE) for the transmission lines renewed in accordance with Law 12,783 / 2013, and the decrease in remuneration between the periods is due to the beginning of the monthly amortization of assets, in August 9M17.

Return Rate Updates	873	866	0.9	The variation is due mainly to the following reasons: In the subsidiary Eletronorte, R$ 10 million increase in ETE's return on investment, R$ 10 million in PVTE, and R $ 6 million in LVTE.
TOTAL TRANSMISSION REVENUE	7,903	7,808	1.2	The variation was mainly due to the factors explained above.
(-) Rate of Return related to RBSE Compensation	-3,492	-3,731	-6.4
(-) Construction	-803	-594	35.3
TRANSMISSION MANAGERIAL REVENUE	3,608	3,483	3.6	The variation was mainly due to the factors explained above.

Distribution Revenues	9M18	9M17%		Variation
Supply	7,411	6,648	11.5	The variation was mainly due to: (i) Tariff Adjustment in the following subsidiaries: Eletroacre, Ceal, Ceron and Boa Vista;
Short Term Revenue	445	517	-13.8

The variation was mainly due to: (i) in the subsidiary Eletroacre, as from July 2017, MCSD decontamination of the energy surplus reducing the volume of energy sold in the MCP; and (ii) in the subsidiary Amazonas Energia, effects of the operation in the Short-Term Market referring to the transfer of the charges of the plants committed with contracts for availability.

Construction Revenue	497	522	-4.8	Sem efeito para o resultado, uma vez que possui despesa em valor correspondente.
CVA and other Financial Components	4,111	475	765

The variation was due to the constitution of positive CVA in the subsidiaries, mainly due to the recognition of the right to the tariff asset while operating in the form of a designation. (Ordinance MME 301)

TOTAL DISTRIBUTION REVENUE	12,464	8,162	52.7	Variation was mainly due to the factors explained above.
(-) CELG D	0	-528
(-)Retroactive Regulatory Asset	-3,096	0	-
(-) Construction	-497	-522	-4.8
MANAGEMENT DISTRIBUTION REVENUE	8,871	7,113	24.7	Variation was mainly due to the factors explained above.

CVA and Other Financial Components	9M18	9M17
ED Acre	228	4
ED Alagoas	494	259
Amazonas Energy Distribution S.A.	1,574	-12
ED Piauí	939	218
ED Rondônia	557	-9
ED Roraima	318	28
Celg-D	0	-11
TOTAL CVA and Other Financial Components	4,111	475

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Other Revenues	9M18	9M17%		Variation
Other Revenues	1,382	1,305	5.9	The variation was mainly due to the increase in the rendering of engineering services, sale of fixed assets and revenues from tariff flags and tariffs of distributors.
CELG D	0	-42	-100.0
Other Management Income	1,382	1,263	9.4

Operating Costs and Expenses

OPERATING COSTS	9M18	9M17%		Variation
Energy purchased for resale	-4,855	-7,949	-38.9

The variation was mainly due to the application of IFRS 15, altering the accounting of energy sold and purchased under Proinfa, with an impact of approximately R$ 2.0 billion in the energy purchased for resale. Also contributing to the variation is the fact that, as of February 2017, CELG no longer impacts costs, leading to a reduction in the purchase of energy for resale.

Charges on the use of electricity	-1,550	-1,207	28.4

The variation is mainly due to the accounting in the subsidiary Eletronuclear for the provision of use of the distribution system in the amount of R $ 208 million for the period from April 2014 to June 2018, as authorized by ANEEL Dispatch 4,123 / 2017.

Fuel for cars of electricity	-1,854	-289	541.5

The variation is explained, mainly (i) lower reimbursement of CCC, due to the glosses of Aneel with respect to fuel efficiency; (ii) variation of power generation via the Santa Cruz Thermoelectric Plant; (iii) in Amazonas GT, with the consumption of gas for the Mauá plant 3 (TG1 and TG2), when in the same period of 2017 it did not occur, offset by the recovery of expenses CCC.

Construction	-1,330	-1,144	16.3	No effect for the result, since it has expense in corresponding amount.
OPERATING COSTS	-9,590	-10,589	-9.4	Variation was mainly due to the factors explained above.
(-) CELG D/ Retroactive CUSD Enuclear Proinfa	199	2,197	-100.0
(-) Construction	1,330	1,144	16.3
OPERATING COSTS MANAGEMENT	-8,061	-7,249	11.2	Variation was mainly due to the factors explained above.

OPERATING EXPENSES	9M18	9M17%		Variation
Personel	-4,871	-5,650	-13.8

The variation was mainly due to the following factors: (i) from February 2017 CELG D no longer impacts the results of this account; (ii) Pae in the amount of R$ 796 million in 9M17 PDC in the amount of R$ 293 million in 9M81; and (iii) cost reduction policy established by the Company.

Material	-219	-229	-4.4	The variation is mainly due to the time difference of the Angra 2 stop for the exchange of nuclear fuel, from February 17 to March 20, 2018.
Services	-2,030	-1,921	5.7

The variation was mainly due to the increase in the consulting service of the holding company, as an increase of R $ 77 million, being: ProERP R $ 27 mm, Deloitte R $ 14 mm, Hogan Lovells R $ 8 mm, Roland Berger R $ 7 mm and CSC Brasil R $ 3 million.

Others	-2,236	-1,207	85.2

The variation is fragmented in several accounts, and the main variations are due to: (i) In the subsidiary Amazonas Distribuição, due to the cut-off factor of regulatory losses; (ii) In the subsidiary Chesf, adjustment record of the actuarial report - Post-employment benefits and loss record - Consumers and Concessionaires.

Depreciation and amortization	-1,438	-1,385	3.8	There is no relevant variation.
Operating Provisions / Reversals	-3,571	-653	446.9

The variation is mainly explained by (i) Contingencies in the amount of R$ 3,714 million, influenced by provisions related to the compulsory loan (R $ 1,882 million) and Chesf's GSF; (ii) PCLD of R$ 730 million; and (iii) Provision for losses on investments in SPEs classified as held for sale, of R$ 418 million. The main operating provisions are detailed below (see Note 37). These provisions were partially offset by: (i) reversal of the Provision for Pará Rate of R$ 1,184 million; (ii) reversal of onerous contracts in the amount of R$ 780 million.

TOTAL OPERATING EXPENSES	-14,364	-11,045	30.1	The variation was mainly due to the factors explained above.
CELG D	0	96	-100.0
Consensual Dismissal Plan (PAE/PDC)	293	796	-63.2
Extraordinary Contributions on Pension Plans	109	0	-
Independent Investigation Expenses	46	43	7.1
Agreements with Teresina Municipality and Agespisa / Sefaz-PI	231	0	-
Contingencies	3,714	1,921	93.3
Onerous Contracts	-783	-1,971	-60.3
Provision / (Reversal) for Losses on Investments	11	27	-59.9
Provision for losses on investments classified as held for sale	418	0	-
Impairment	359	-561	-164.0
Provision ANEEL CCC	0	349	-100.0
Adjustment to Market Value	0	-1	-77
Water Resources Inspection Fee (TFRH) - Para Fee	-1,184	406	-391.4
Operating Expenses Managerial	-10,856	-9,938	9.2	The variation was mainly due to the factors explained above.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Shareholdings

Shareholdings	9M18	9M17%		Variation
Shareholdings	887	2,542	-65.1	The variation was mainly due to the sale of CELG D in 9M17.
(-) Alienation CELG D	0	-1,525	-
Shareholdings Management	887	1,017	-12.8	The variation was mainly due to the factors explained above

Financial Result

FINANCIAL RESULT	9M18	9M17%		Variation
RESULTADO FINANCEIRO	2,239	1,444	55.1	The variation was mainly due to the accounting of the agreement with Eletropaulo in the amount of R$ 1,064 million in 9M18.
Interest Income and Financial Income	-94	-30	212	There was no material variation.
Net Monetary Update	-200	-81	147	The variation is mainly due to the variation in the exchange rate in the period on financing agreements and with suppliers.
Net Foreign Exchange Variation	-3,186	-4,359	-26.9	The variation was mainly due to the reduction of the indexes rates in 9M18 (SELIC, IPCA and others) and the reduction of indebtedness.
Debt Charges	-205	-315	-35

The variation was mainly due to the reduction of the indicator that corrects the values related to the Forwarding for Future Capital Increase (AFAC) performed by the Union in the holding company, adjusted by the Selic;

Shareholder Remuneration Charges	-146	-411	-64

The variation is fragmented in several small accounts, especially the variation resulting from the result of operations with derivatives, which went from a positive result in 9M17 of R $ 232 million to a positive result of R $ 56 million in 9M18.

TOTAL FINANCIAL INCOME	-1,593	-3,752	-57.6	The variation was mainly due to the factors explained above
CELG D and Eletropaulo Agreement	-1,064	-64	1.569.1
Monetary adjustment of compulsory loans	458	363	26.2
MANAGEMENT FINANCIAL RESULT	-2,199	-3,453	-36.3	The variation was mainly due to the factors explained above

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Income Tax and Social Contribution (CSLL)

INCOME TAX AND CSLL	9M18	9M17%		Variation
Income tax and social contribution	-2,464	-1,730	42	The variation is mainly due to the collection of Income Tax (IRRF) on the disposal of CELG D and CVA RGR.
(-) IRRF RBSE	2,240	1,269	76.6
(-) IRRF Disposal CELG D	411	438	-6.1
Income Tax and Managerial Social Contribution	187	-462	-141

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Variations of DRE (3Q18 x in 3Q17)

The 3Q18 Results recorded a variation of 393% in relation to 3Q17, with a net loss of R$ 1,613 million in 3Q18, compared to a net income of R$ 550 million in 3Q17, especially due to the following factors.

Operating income

Generation Revenue	3Q18	3Q17%		Variation
Supply do Distribution Companies	3,286	3,929	-16.4	The variation was mainly due to the application of IFRS 15, altering the accounting of energy sold and purchased under Proinfa, with an impact of approximately R$ 810 million in 3Q18.
Supply to final consumers	644	678	-4.9

The variation was mainly due to the termination of bilateral contracts in the subsidiary Eletronorte. This revenue reduction movement was offset by the new auctions of the Itumbiara Power Plant, governed by Law 13182/2015, specific to final consumers.

CCEE (short term)	485	104	366.6

The variation is mainly due to the following reason: (i) In the subsidiary Amazonas GT, short-term market revenue from the Mauá plant 3 sold to the LDP for the months of August and September / 18 (R$ 252 million); (ii) Differences in the Short-Term Market due to, among others, the variation of PLD and GSF values; (iii) change in the portfolios of contracts and seasonality, with emphasis on Furnas.

Revenue from Operation and Maintenance	551	536	3.0

There is no relevant variation. However, the increase is related to RAG's readjustment. In 3Q18, Resolution 2.421 / 2018, which recognizes the "GAG Improvement", was published, however, until the company completes its investment plans, the restatement of the financial asset, in the amount of approximately R $ 264 million in 3Q18, was reclassified in Current Liabilities as an advance of RAG improvement and is not being accounted for in revenue.

Construction Revenue	14	8	67.7	No effect for the result, since it has expense in corresponding amount.
Transfer Itaipu (see II,3,a)	142	155	-8.0

The variation was mainly due to the variation of the tariff on which the monetary adjustment calculated on the basis of the US Commercial Price and Industrial goods indexes is affected, as well as the recognition of the interministerial ordinance that determines the revenues of Itaipu.

TOTAL GENERATION REVENUES	5,123	5,409	-5.3	The variation was mainly due to the factors explained above
(-) Construction/Proinfa	-14	-640	-97.8
MANAGEMENT GENERATION REVENUES	5,110	4,769	7.1	The variation was mainly due to the factors explained above

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Transmission Revenues	3Q18	3Q17%		Variation
Revenue from Operation and Maintenance (LT Renovadas Law 12,783 / 2013)	834	941	-11.4	The variation is mainly due to the following reasons: (i) reduction of the RAP in R $ 127 million, especially of the transmission financial assets.
Revenue from LT Under Exploration regime	83	79	4.8	The variation is mainly due to the following reasons: (i) annual adjustment of 2.6%; and (ii) annual update of the financial assets of SPE Transenergia Goias by R$ 10 million.
Construction Revenue	335	211	58.5	No effect for the result, since it has expense in corresponding amount.
Finance - Return on Investment - RBSE	1,039	904	15.0

The variation is mainly due to: (i) Remuneration of the financial asset of the Existing System Basic Network (RBSE) for transmission lines renewed in accordance with Law 12,783 / 2013, and the decrease in remuneration between the periods is due to the beginning of amortization of assets in August 2017.

Return Rate Updates	307	212	44.7	There is no relevant variation.
TOTAL TRANSMISSION REVENUE	2,598	2,348	10.7	The variation was mainly due to the factors explained above
(-) Assets Retroactive Tariff	-1,039	-904	15.0
(-) Construction	-335	-211	58.5
MANAGERIAL TRANSMISSION	1,225	1,233	-0.7	The variation was mainly due to the factors explained above

Distribution Revenues	3Q18	3Q17%		Variation
Supply to DisCos and final Consumers	2,551	2,159	18.2	The variation was mainly due to: (i) Increase in Cepisa's tariff by 27.6% and tariffs in the amount of R $ 214 million; (ii) Amazonas D tariff adjustment (R $ 110 million).
Short Term Revenue	239	138	73.4	The variation was mainly due to: (i) in the subsidiary Eletroacre, a reduction due to the fall in overcontracting due to the lack of contracting with energy suppliers;
Construction Revenue	153	196	-21.8	No effect for the result, since it has expense in corresponding amount.
CVA and other Financial Components	108	308	-64.9

The variation was mainly due to (i) a positive CVA in the 3Q17 in the subsidiaries, mainly due to the following reasons: In the subsidiary Ceal, there was a reversal of the CVA provision to revenue and supplementary overcompensation (ii) Tariff Regulatory Assets in the subsidiaries Eletroacre, Amazonas D, Ceron and Boa Vista, with the objective of guaranteeing the economic neutrality of the debts contracted with RGR's resources to guarantee the provision of the public Distribution Service , whose tariff coverage was recognized by ANEEL (Official Letter 242/2018, Ordinance MME 301);

TOTAL DISTRIBUTION REVENUE	3,051	2,800	9.0	The variation was mainly due to the factors explained above
(-) CVA RGR	0	0	-
(-) Construction	-153	-196	-21.8
MANAGEMENT DISTRIBUTION REVENUE	2,898	2,604	11.3	The variation was mainly due to the factors explained above.

CVA and Other Financial Components	3Q18	3Q17
ED Acre	26	10
ED Alagoas	-166	121
Amazonas Distribuição de Energia S.A.	83	26
ED Piauí	99	149
ED Rondônia	37	-9
ED Roraima	28	10
Celg-D	0	0
TOTAL CVA and Other Financial Components	108	308

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Other Revenue	3Q18	3Q17%		Variation
Other Revenue	514	377	36.2

The variation was mainly due to the non-recognition, in 2018, of Procel's revenue, which is subject to approval through a public hearing; (ii) increase in revenues from distributors due to tariffs and tariff modality (about R $ 77 million).

Operating Costs and Expenses

OPERATIONAL COSTS	3Q18	3Q17%		Variation
Energy purchased for resale	-1,440	-2,592	-44.4

The variation was mainly due to: (i) application of IFRS 15, altering the accounting of energy sold and purchased under Proinfa, with an impact of approximately R$ 800 million in 3Q18; (ii) reduction of R$ 200 million in Ceron due to the reduction of Termonorte's physical guarantee and reduction of the cut-off, and 4.3% reduction of losses; (iii) reduction in Eletronorte due to the deprecation of 345Mwmed; (iv) Reduction of Furnas R$ 64 million due to lower energy purchased at CCEE; (iv) a reduction of R$ 44 million from Amazonas GT due to the higher generation of the Aparecida and Mauá Block Unit 3. This movement is counterbalanced by the growth of energy purchased for resale from the subsidiaries Ceal and Cepisa.

Charges on the use of electricity grid	-419	-344	21.6	The variation is mainly due to the readjustment of the basic network tariff.
Fuel for electricity production	-1,137	-576	97.4

The variation is mainly due to the following reasons: (i) In the subsidiary Amazonas D, less expense recovery due to the glosses practiced by CCCE under ANEEL's guidance regarding the reimbursement of the total cost of generation (CTG), these glosses are related to contracted gas volume, transportation tariffs practiced in the gas contract, power and energy availability, and liquid fuel (R$ 260 million); (ii) In the subsidiary Furnas, the generation of energy through the Santa Cruz Thermoelectric Plant according to dispatches by the National System Operator (ONS) (R$ 53 million); (iii) in the subsidiary Eletronuclear, interruption of the consumption of nuclear fuel in the period plants that occurred in different periods; in 2018 the Angra 2 shutdown occurred in the period from February 17, 2008 to March 20, 2008, and in 2017 the Angra 1 plant shutdown occurred during the months of August to October 2017. (iv) Amazonas GT: an increase of R$ 101 million by the beginning of consumption of UTE Mauá 3.

Construction	-502	-415	20.9	No effect for the result, since it has expense in corresponding amount.
TOTAL OPERATING COSTS	-3,498	-3,928	-10.9	The variation was mainly due to the factors explained above.
(-) Retroactive Eletronuclear Enel/Proinfa	0	652	-100.0
(-) Construction	502	415	20.9
MANAGERIAL OPERATING COSTS	-2,996	-2,861	4.7	The variation was mainly due to the factors explained above.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

OPERATIONAL EXPENSES	3Q18	3Q17%		Variation
Personnel	-1,489	-1,644	-9.4	The variation was mainly due to the cost reduction policy established by the Company, with PAE, PDC, hazardous and overtime, which offset the 1.69% adjustment of ACT 2018/2019.
Material	-72	-109	-34.1

The variation was mainly due to (i) lower maintenance of the Usina Mauá complex (R$ 19 million); (ii) Angra I and II stoppage for maintenance in 3Q17 (R$ 18 million). In 2018, the shutdown occurred in 2Q18, not affecting 3Q18.

Services	-711	-675	5.4

The variation is mainly explained by: (i) In the Holding, independent research expenses in the amount of R $ 15 million and other consulting services in the amount of R $ 45 million, with highlight to turnaround, with emphasis on CSC R $ 10 million SAP R $ 2 million (ii) subsidiary Ceal, resulting from the payment of attorney fees that have acted in the lawsuit related to the Bresser Plan; and (iii)  in the subsidiary Boa Vista, reflecting the hiring of labor and technical services to meet the interior of the State.

Others	-659	-303	117.7

The variation is mainly explained by: (i) Prefeitura de Teresina and Agepisa / Sefaz-PI agreements in the amount of R$ 138 million; (ii) In the subsidiary Furnas, provision for ICMS of Santa Cruz referring to decree RJ 46.207 / 2017; (iii) In the subsidiary Eletronorte, impairment of the SPEs ETE and MTE, in the amounts of R$ 20 and R $ 42 million respectively; (iv) In the subsidiary Amazonas D, civil damages were paid (R$ 8.9 million) and (R$ 4.2 million) and an increase of R$ 75.6 million, justified by the reduction index applied to the CCC / CDE reimbursement, which in 3Q17 was 2,3%, in 3Q18 the applied index was 8.4%. ; (v) in the cepisa, R$ 21.4 per prescribed credits

Depreciation and amortization	-489	-466	4.8	There is no relevant variation.
Operating Provision/Reversals	-2,824	-247	1,042

The variation is mainly explained by: (i) Contingencies in the amount of R $ 2,110 million, influenced by provisions related to the compulsory loan (R $ 1,518 million); (ii) Chesf contingency provision of R $ 301 million, GSF of R $ 241 million GSF Chesf; (iii) PCLD of R $ 233 million; and (iiiv) provision for losses on investments classified as held for sale of R $ 418 million related to the adjustment in the equity interests of the Special Purpose Companies Hermenegildo I, II, III, Chuí IX, Miassaba 3, Brasnorte and Serra das Vacas, Manaus Transmitter at the minimum auction price held on September 27, 2018. The main operating provisions are detailed below (see Note 37).

TOTAL OPERATING EXPENSES	-6,243	-3,444	81.3	The variation was mainly due to the factors explained above.
Extraordinary Retirement Plan and Dismissal Plan(PAE and PDC)	-3	90	-103.3
Agreements City Hall of Teresina and Agespisa / Sefaz-PI	0	0	-
Extraordinary Contribution Social Security	3	0	-
Investigation Findings Expenses	15	10	51.6
Contingencies	2,201	800	175.2
Onerous contracts	-147	-744	-80.2
Provision for losses on investments classified as held for sale	-5	-17	-68.3
Provision / (Reversal) for Losses on Investments	418	0	-
Impairment	21	-713	-103.0
ANEEL Provision - CCC	0	349	-100.0
TFRH – Para Tax	0	0	-129
Managerial Operating Expenses	-3,741	-3,398	10.1	The variation was mainly due to the factors explained above.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Shareholdings

Shareholdings	3Q18	3Q17%		Variation
Shareholdings	506	262	93.0	The variation was mainly due to the improvement in the results of the SPEs, with a highlight to the Norte Energia Positive Equivalence of R$ 187 million.

Financial Result

FINANCIAL RESULT	3Q18	3Q17%		Variation
Income from Interest and Financial Investments	454	373	21.8	The variation was mainly due to the reduction of the indexes (SELIC, IPCA and others).
Net Monetary Adjustment	-89	-106	-16	There was no material variation.
Net Foreign Exchange Variation	-80	-17	384	The variation is mainly due to the variation in the exchange rate in the period on financing agreements and with suppliers.
Debt Charges	-1,028	-1,388	-25.9	The variation was mainly due to the reduction of indexes (SELIC, IPCA and others) and the reduction of indebtedness.
Shareholder Remuneration Charges	-64	-94	-32	A variação se deu, principalmente, em função da correção dos valores relativos ao Adiantamento para Futuro aumento de Capital (AFAC) realizados pela União na holding, pela Selic;
Other financial results	-181	293	-162

The variation is fragmented in several small accounts, with emphasis on: (i) the updating of the regulatory distribution asset, resulting from the recognition of economic neutrality by Administrative Rule 301; and (ii) the result of derivative operations, which went from a negative result in 3Q17 of R $ 48 million to a positive result of R $ 178 million in 3Q18.

TOTAL FINANCIAL RESULT	-988	-938	5.4	The variation was mainly due to the factors explained above.
CELG D and Eletropaulo’s Agreement /Proinfa	0	-26	-100.0	(-) CELG D \ Agreement Eletropaulo \ Proinfa
Monetary adjustment of compulsory loans	198	449	-55.9	(-) Monetary update. emp. compulsory
FINANCIAL RESULT MANAGERIAL	-790	-515	53.6	The variation was mainly due to the factors explained above

Income Tax and CSLL

Income Tax and CSLL	3Q18	3Q17%		Variation
Income tax and social contribution	-325	-295	10	The variation is mainly due to the collection of IRRF on the disposal of CELG D.
(-) Income tax RBSE	353	307	15.0
Income Tax and Cont, Social Managerial	28	13	123	The variation was mainly due to the factors explained above

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

I.2 Sale of Energy

 I.2.1  Energy Sold in 9M18  - Generators – TWh

In terms of the evolution of the energy market, Eletrobras Companies in 9M18 sold 110,6 TWh of energy, against 114.7 TWh traded in the same period of the previous year, which represents an decrease of 3.7%.

(1)   Usinas renovadas pela Lei 12.783/13 – cotas

(2)    Usinas sob regime de exploração: Vendas ACR e ACL

(3)    A Companhia atua como agente de comercialização de energia elétrica da Itaipu. As receitas de energia vendida apresentadas acima não fazem parte das receitas de vendas da Eletrobras mencionadas nas Demonstrações financeiras

I.2.2 Energy Sold in 9M18  - Distributors – TWh

In terms of evolution of the energy market, Eletrobras Distributors in 9M18 sold 11.7 TWh of energy, against 12 TWh traded in the same period last year, representing a reduction of 2.4%

** It considers only the captive market and supply.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

I.3 Impairments and Onerous Contracts

	Accumulated		Moviment
Impairment	12/31/2017	09/30/2018	1Q18	2Q18	3Q18
Generation	12,979	13,489	204	209	97
UTN Angra 3	9,900	10,553	204	213	236
UTE Santa Cruz	694	732	0	0	38
UHE Batalha	385	385	0	0	0
Candiota Fase B	366	366	0	0	0
Others	1,634	1,453	0	-4	-177
Transmission	2,593	2,519	0	0	-75
CC 061-2001	1,116	1,116	0	0	0
LT Jauru Porto Velho	0	14	0	0	14
CC 018-2012 Mossoró Ceará Mirim	253	222	0	0	-30
Outros	1,225	1,167	0	0	-58
Distribution	0	0	0	0	0
Administration	264	264	0	0	0

Total	15,837	16,272	174	163	21

Onerous Contracts	BALANCE ON 12/31/2017	BALANCE ON 09/30/2018	Moviment
			9M18
Transmission
LT Recife II - Suape II	50	50	0
LT Camaçari IV - Sapeaçu	124	124	0
Others	10	10	0
	185	185	0
Generation
Santa Cruz	32	290	258
Funil	127	119	-8
Coaracy Nunes	232	102	-130
Angra 3	1,389	736	-653
Others	115	48	-66
	1,895	1,295	-600

Intang/Distribution Assets for sale	-	-	-183

TOTAL	2,079	1,479	-783

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

I.4 Consolidated EBITDA

R$ million

EBITDA	9M18	9M17	(%)
Result for the Year	1,275	2,272	-44%
+ Provision for Income Tax and Social Contribution	2,464	1,730	42%
+ Financial Result	1,593	3,752	-58%
+ Amortization and Depreciation	1,438	1,385	4%
= EBITDA	6,769	9,140	-26%
Adjustment
(-) Celg D (EBITDA and Disposal - Equity Shares)	0	-1,554	-100%
(-) Basic Network Effects of the Existing System (RBSE)	-3,169	-3,386	-6%
(-)Tariff Assets RGR	-2,810	0	-
(-) Retirement Plan. Extraordinary (PAE) / Consentual Dismissal Plan (PDC)	293	796	-63%
(-) Expenditure Independent research	46	43	7%
(-) Retroactive Payment Enel Eletronuclear	199	0
(-) Extraordinary Social Security Contributions	109	0	-
(-) Agreements Town Hall of Teresina and Agespisa / Sefaz-PI	231	0	-
(-) Contingencies	3,714	1,921	93%
(-) Onerous contracts	-783	-1,971	-60%
(-) Provision / (Reversal) for Losses on Investments	11	27	-60%
(-) Provision / (Reversal) for Losses on Investments classified as held for sale	418	0	-
(-) Impairment	359	-561	-164%
(-)Provision ANEEL CCC	0	349	-100%
(-) Adjustment to Market Value	-0,1	-0,6	-77%
(-) Water resources inspection fee (Para Rate)	-1,184	406	-391%
= EBITDA MANAGERIAL [1]	4,204	5,210	-18%

1The adjustments made to the Ebitda Managerial refer to non-recurring events or events that are expected to be treated under PDNG 2018-2022 and therefore are expected not to affect the Company's future cash flow. However, there are risks and uncertainties related to the Company's business, such as, but not limited to, general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and standards of consumer energy use, competitive conditions, payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the Securities and Exchange Commission of the United States of America that may change those estimates and expectations of the Administration. Thus, future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Consolidated Results and EBITDA by segment

09/30/18
DRE by Segment	Administration	Generation		Transmission		Distribution	Eliminanation	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	152	10,866	1,321	1,085	6,205	10,160	(1,683)	28,105
Operating Costs and Expenses	(3,266)	(6,221)	(1,380)	(959)	(3,360)	(10,148)	1,674	(23,661)
Operating Income Before Financial Result	(3,114)	4,645	(59)	126	2,845	12	(9)	4,445
Financial Result	1,944	(1,070)	(98)	(217)	(600)	(1,561)	9	(1,593)
Results of equity investments	887	-	-	-	-	-	-	887
Income tax and social contribution	(586)	(815)	(85)	1	(525)	(454)	-	(2,464)
Net Income (loss) for the period	(869)	2,760	(243)	(91)	1,720	(2,002)	-	1,275
EBITDA	(2,189)	5,796	(26)	140	2,876	181		6,769
EBITDA Margin	-1441%	53%	-2%	13%	46%	2%		24%

09/30/17
DRE by Segment	Administration	Generation		Transmission		Distribution	Eliminanation	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	127	13,054	1,336	1,075	6,445	6,244	(1,433)	26,847
Operating Costs and Expenses	(2,624)	(9,634)	(1,233)	(700)	(2,226)	(6,634)	1,417	(21,634)
Operating Income Before Financial Result	(2,497)	3,419	103	376	4,219	(391)	(16)	5,213
Financial Result	838	(1,073)	(157)	(328)	(411)	(2,637)	16	(3,752)
Results of equity investments	2,542	-	-	-	-	-	-	2,542
Income tax and social contribution	(986)	(198)	(40)	(58)	(927)	479	-	(1,730)
Net Income (loss) for the period	(103)	2,148	(95)	(10)	2,881	(2,549)	-	2,272
EBITDA	73	4,443	140	389	4,251	(141)		9,140
EBITDA Margin	58%	34%	10%	36%	66%	-2%		34%

I.5 Net debt

	R$ million
Net Debt	09/30/2018	12/31/2017
GROSS DEBT	43,428	45,593
(-) RGR of Other companies	1,147	1,219
(-) Purchase of shares with RGR (federalization)	532	1,391
(-) Debt with Third Parties Distributing Companies Managerial*	1,372	-
(+) Assumption of the debt of the distributing companies Managerial*	2,807	-
= GROSS DEBT Managerial	43,183	42,982
(-) (Cash and Cash Equivalents + Securities)	7,514	8,048
(-) Financing Receivable without RGR	10,191	9,048
(-) Financing to be followed by distributors Sold (RO / RGR) Managerial*	3,343	3,801
(-) Net balance of Itaipu Financial Asset	2,160	1,788
Net Debt	19,975	20,297

*In IFRS, debt and credit transactions, through the sale of distributors Cepisa, Ceron, Eletroacre, Boa Vista, according to 171st AGE, will take place in 4Q18.

The gross debt was financed through RGR funds, which were owed by a company outside the Eletrobras group (R$ 1,372 million) and credits related to the federalization of CEAM Distribuidora, incorporated by Amazonas D, and to the purchase of Celpa's shares, in accordance with Article 21-A and Article 21-B of Law 12,783 / 2013 (R$ 532 million).

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Analysis of the Results of the Parent Company

In 3Q18, Eletrobras Holding recorded a net loss of R$ 1,621 million, a reduction of 402% compared to the net income of R$ 538 million registered in 3Q17.

In 9M18, Eletrobras Holding reported net income of R$ 1,230 million, a reduction of 45% compared to net income of R$ 2,237 million recorded in 9M17.

This 9M18 result was decisively influenced by: (i) Profit from Corporate Equity of R$ 4,157 million (see II.1). It also had a negative impact on: (i) Unrecognized liabilities in subsidiaries in the amount of R $ 2,104 million, mainly impacted by subsidiaries Amazonas Energia Distribuição (R??$ 1,616 million), CGTEE (R$ 563 million) and positive of Eletronuclear in 316 million; (ii) Provision for legal contingencies, in the amount of R$ 1,883 million, mainly due to the impact of the Provision for Compulsory Loans under the Operating Provisions caption, which amounted to R$ 1,518 million in 3Q18, of which R$ 1,389 million refer to the review of estimation carried out by the Company arising from the analysis of legal advice contracted to evaluate the data base of the judicial process control system (See Explanatory Note number 26 of the Financial Statements of 9M18); (iii) Accounting for monetary restatement related to compulsory loans in the amount of R$ 260 million in 9M18. The following chart presents a comparison of Eletrobras holding results between 9M17 and 9M18.

Evolution of Results - R$ million

Note: The analysis of the results of each subsidiary is attached.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

II.1 Shareholdings of the Parent Company

In 3Q18, the result of Equity Shares positively impacted the Company 's result by R$ 1,090 million, mainly due to the Equity in earnings of investments in subsidiaries, as shown below:

				R$ million
	Parent company
	9M18	9M17	3Q18	3Q17
Investments in subsidiaries
Equity	3,660	4,766	672	2,262

Investments in associates
Equity	857	2,334	418	278

Investments in subsidiaries	4,517	7,100	1,090	2,539

II2.  Commercialization of Electric Power of the Parent Company

a.Itaipu Binacional

FINANCIAL RESULT OF ITAIPU
	1Q18	2Q18	3Q18	2018
Sale of Energy Contract Itaipu + CCEE	2,693	3,286	3,517	9,495
Revenue originating from the Right of Reimbursement (1)	255	292	423	969
Others	42	40	39	121
Total Revenue	2,989	3,619	3,979	10,586

Purchase of Energy Contract Itaipu + CCEE	-2,587	-3,562	-3,125	-9,273
Expenses Originating from the Compensation Obligation (2)	-168	-195	-280	-643
Itaipu repayment	-104	497	-369	25
Others	-44	-262	-62	-368
Total Expenses	-2,902	-3,521	-3,836	-10,260

Net operating revenue - Transfer of Itaipu	87	97	142	326

ITAIPU RESULTS (Price indexes)
	1Q18	2Q18	3Q18	2018
Revenue originating from the Right of Reimbursement (1)	255	292	423	969
+ Foreign Exchange Result	19	666	196	881
Result from the Right of Reimbursement (RD)	273	958	619	1,850
Expenses Originating from the Compensation Obligation (2)	168	195	280	643
+ Foreign exchange result	12	445	131	588
Result from the Reimbursement Obligations (RO)	180	640	412	1,232
Balance: RD - RO	93	318	207	618

a.1

(see explanatory note 17.1.1 of the Financial Statements of 2Q18)

Pursuant to Law 11,480 / 2007, the adjustment factor for the financing agreements entered into with Itaipu Binacional and the loan assignment contracts entered into with the National Treasury, as from 2007, being assured to the Company the integral maintenance of its receivables flow.

As a result, Decree 6,265, dated November 22, 2007, regulating the commercialization of Itaipu Binacional's electricity was issued, defining the differential to be applied in the transfer rate, creating an asset related to the portion of the annual differential calculated, equivalent to the an annual adjustment factor taken from financing, to be included annually in the transfer rate, as of 2008, practiced by the Company, preserving the flow of resources, originally established.

As a result, the differential arising from the withdrawal of the annual adjustment factor, whose amounts are defined annually through an interministerial ordinance of the Ministries of Finance and Mining, was included in the rate of transfer of power from Itaipu Binacional, and Energy. The transfer rate in effect in 3Q18 includes an amount equivalent to US$ 346,874,357, which will be received by the Company through collections from the distributors, approved by regulation MME/MF 03/2017.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

The balance resulting from the adjustment factor of Itaipu Binacional, included in the caption Financial Assets, presented in Non-current Assets, amounted to R $ 5,734,692 on September 30, 2018, equivalent to US$ 1,432,277 (R $ 3,884,737 on December 31, 2017, equivalent to US$ 1,174,346). The amount of R$ 4,192,443, equivalent to US$ 1,047,090, will be transferred to the National Treasury until 2023, as a result of the credit assignment between the Company and the National Treasury in 1999.

These amounts will be realized through their inclusion in the transfer rate to be practiced until 2023.

Therefore, considering that the Itaipu Financial Asset is a remuneration derived from the financing agreement granted by Eletrobras to Itaipu, the amount of the Financial Asset to be received by Eletrobras is being considered, as a discount, in the calculation of the Net Debt.

II.3  Operational Provisions of Parent Company

In 3Q18, Operating Provisions negatively impacted the Parent Company's income by R$ 2,748 million, compared to R$ 1,799 million in 3Q17. This variation is mainly explained by the increase in contingency provisions in the amount of R$ 1,507 million in 3Q18, compared to R$ 405 million in the same period of 3Q17.

In 9M18, Operating Provisions had a positive impact on the Parent Company's result of R$ 4,256 million, compared to R$ 4,324 million in 9M17. This variation is mainly explained by the movement of overdraft liabilities in subsidiaries in the amount of R$ 2,104 million. The table below shows the movements in Operating Provisions:

			R$ million
Operational Provisions	Parent company
	9M18	9M17	3Q18	3Q17
Garanties	57	13	-10	-9
Contingencies	1,883	1,125	1,507	405
PCLD - Consumers and Resellers	0	0	0	0
PCLD - Financing and Loans	17	5	5	5
Short-term liabilities in subsidiaries	2,104	3,143	959	1,353
Onerous Contracts	0	0	0	0
Provision / (Reversal) for Losses on Investments	40	45	6	7
Provision for losses on classified investments	276	0	276	0
Impairment	0	0	0	1
Adjustment to Market Value	-0	-1	0	-0
Pará Fee	0	0	0	0
Others	-121	-7	5	37
	4,256	4,324	2,748	1,799

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2017	Other Comprehensive Results	Initial Adoption IFRS 9	Equity	Classification - held for sale	Balance at 09/30/2018
Amazonas	11,937	-	80	1,616	-	13,632
Eletronuclear	5,143	20	-	-316	-	4,846
CGTEE	3,523	-	-	563	-	4,086
ED Alagoas	1,054	-0	-	-44	-1,010	-
TOTAL PROVISION FOR PASSIVE DISCOVERED	21,657	20	80	1,818	-1,010	22,565

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

II.4   Financial Results of Parent Company

In 3Q18, the Financial Result had a negative impact on the Parent Company's result of R$ 140 million compared to R $ 117 million in 3Q17. This variation is mainly explained by the difference in Revenue from interest, commissions and fees.

In 9M18, the Financial Result positively impacted the Parent Company's result by R$ 1,940 million, showing a growth in relation to the 9M17 financial result of R$ 833 million, as shown below:

FINANCIAL RESULT				R$ million
	9M18	9M17	3Q18	3Q17
Financial income
Interest income, commissions and fees	3,079	2,628	670	841
Revenue from short-term investments	408	582	140	162
Moratorium surcharge on electricity	7	11	2	3
Net Monetary updates	191	-273	-13	-285
Net Exchange rate variations	41	-45	-41	-42
Other financial income	150	98	77	25

Financial Expenses
Debt charges	-1,189	-1,455	-458	-432
Lease charges	0	0	0	0
Charges on shareholders' funds	-175	-301	-60	-89
Other financial expenses	-571	-411	-179	-64
	1,940	833	140	117

Evolution of the IGP-M and Dollar (%)

The main indexes of financing and onlendings contracts had the following variations in the periods:

	3Q17	3Q18	9M18
Dólar	-4.24%	3.84%	21.04%
IGPM	-0.15%	2.75%	8.30%

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

III. General information

Portfolio of Receivables and Payables

a.    Financing and Borrowing Granted

Financing and loans granted are made with the Company's own resources, as well as sector resources and external resources raised through international development agencies, financial institutions and arising from the launch of securities in the international financial market.

Loans and financing granted to the parent company, with a currency adjustment clause, represent approximately 29% of the total portfolio (28% at December 31, 2017). Those that foresee an update based on indices representing the domestic price level in Brazil amount to 71% of the portfolio balance (72% at December 31, 2017).

The market values of these assets are close to their book values, since they are sector-specific operations and are formed, in part, by funds from Sectoral Funds and that do not find similar conditions as a parameter of valuation at market value.

The long-term portions of the loans and financing granted based on the contractual cash flows mature in variable installments, as shown below:

R$ million
	2019	2020	2021	2022	2023	After 2023	Total
Parent Company	2,490	5,953	6,111	2,520	1,572	5,276	23,922
Consolidadated	2,452	2,659	2,809	218	105	555	8,798

* This amount includes receivables from other companies outside the Eletrobras System with RGR in the amount of R$ 1,198 million, since Eletrobras acts as manager of RGR and has a counterpart in assets.

Payable Financing and Loans

Debts are guaranteed by the Federal Government and / or Eletrobras, are subject to charges, whose average rate in June 2018 is 6.29% pa. (7.94% pa in 2017), and have the following profile:

	Parent Company				Consolidadated
	09.30.2018		12.31.2017		09.30.2018		12.31.2017
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign currency
USD	11,694	50%	9,308	39%	11,694	27%	9,308	21%
USD with Libor	835	4%	1,490	6%	1,247	3%	1,840	4%
EURO	266	1%	230	1%	266	1%	230	1%
IENE	-	0%	32	0%	-	0%	32	0%
Others	-	0%	-	0%	-	0%	2	0%
Subtotal	12,795	54%	11,061	47%	13,207	31%	11,412	25%

Local currency
CDI	4,409	19%	5,223	22%	10,495	24%	12,160	27%
IPCA	-	0%	-	0%	237	1%	369	1%
TJLP	-	0%	-	0%	6,675	16%	6,809	15%
SELIC	-	0%	616	3%	921	2%	1,783	4%
Others	-	0%	-	0%	4,205	10%	4,154	9%
Subtotal	4,409	19%	5,839	25%	22,532	52%	25,275	56%

Not indexed	6,380	27%	6,753	29%	7,213	17%	8,434	19%

TOTAL	23,584	100%	23,653	100%	42,952	100%	45,122	100%

* In this amount is included the debt of other companies outside the Eletrobras System with RGR in the amount of R$ 1,198 million, since Eletrobras acts as manager of RGR and has a counterpart in assets.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

The long-term portion of loans and financing matures as scheduled:

							R$ million
	2019	2020	2021	2022	2023	After 2023	Total
Parent Company	1,133	2,090	8,949	1,577	3,998	178	17,924
Consolidadated	2,428	4,337	10,834	2,918	5,148	7,934	33,598

Consolidated Gross Debt

* Includes

Debentures.

* The debts of the Distribution Companies are mostly with the Holding and therefore are eliminated in the consolidation of the gross debt (with the exception of 0.2%).

Ratings

Agency	National Classification/ Perspective	Latest Report
Moody’s BCA	“B1”: / Estable	10/03/2018
Moody’s Senior Unsecured Debt	“Ba3”: / Estable	10/03/2018
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Estable	06/14/2018
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Estable	06/14/2018
Fitch - Senior Unsecured Debt Rating	"BB-"	06/14/2018
S&P LT Local Currency	“BB” /Estable	01/12/2018
S&P - Senior Unsecured	"BB-"	01/12/2018
S&P LT Foreign Currency	“BB“ /Estable*	01/12/2018

*CreditWatch

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Eletrobras Organization Chart

Eletrobras
Eletrobras Cepel (100,00%)
Generation and Transmission
Eletrobras Eletronorte (99.48%)
SPE G 4 T 4 S 2 Σ 10
Eletrobras Chesf (99.58%)
SPE G 33 T 6 S 1 Σ 40
Eletrobras Furnas (99.56%)
SPE G 52 T 14 S 1 Σ 67
Eletrobras Eletrosul (99.88%)
SPE G 8 T 6 Σ 14
Eletrobras Amazonas GT (100.00%) (2)
Generation
Eletrobras Eletronuclear (99.91%)
Eletrobras CGTEE (99.99%)
Binacional Generation
ITAIPU BINACIONAL (50.00)
Eletrobras Companies
Business Segment | Number of SPE's
Generation 134
Transmission 38
Services 03
Total 175(1)
Distribution
Eletrobras Distribuição Acre (96.71%)
Eletrobras Distribuição Alagoas (100.00%)
Eletrobras Distribuição Piauí (100.00%)
Eletrobras Distribuição Rondônia (100.00%)
Eletrobras Distribuição Roraima (100.00%)
Eletrobras Distribuição Amazonas (100.00%)
Shareholdings
Eletrobras Eletropar (83.71%)
Minoritaries
G, T e D | 25 empresas
SPE's in Brasil
SPE G 45 T 11 Σ 56
SPE on Abroad
Inambari Geração de Energia S.A. – IGESA (29,40%)
Rouar S.A. – Parque Eólico Artilleros (50,00%)

1.     The number of SPEs is taking into account the direct and indirect interests in SPE, and disregarding the Special Purpose Companies that participate in more than one Eletrobras Company, differently from the amounts considered in the charts of each company.

2.        With effectiveness condition related to GSA signature.

Until September 2018, Eletrosul, Chesf, Eletronorte and Furnas completed the process of transferring ownership interest held in 51 Special Purpose Companies (SPEs) to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras, in payment. The mentioned transaction represents one of the stages foreseen in the PNDG 2018-2022 and had the purpose to promote the discharge of debts of its subsidiaries with the Holding and to reduce its financial leverage.

Of the 71 SPEs participating in the Eletrobras # 1/2018 Auction, held on September 27, 2018, 26 were sold, of which 5 (five) were by means of a power of attorney from Chesf to Eletrobras.

In addition to the 51 SPEs transferred to Eletrobras in the payment process, it is noteworthy that this company already had a shareholding in the Norte Energia S.A, Mangue Seco 2 and ROUAR projects.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Investiments

NATURE OF INVESTMENTS	Budgeted 2018	Realized	Budgeted
		1Q18	2018	1Q18	9M18	1Q18
Generation	586	65	89	172	326	56%
Transmission	1,727	159	230	293	682	40%
Distribution	203	65	120	81	266	131%
Maintenance – Generation	735	44	59	70	173	24%
Maintenance - Transmission	641	47	53	87	186	29%
Maintenance - Distribution	56	42	57	48	146	258%
Other (Research, Infrastructure and environment)	434	86	108	97	291	67%
Total Corporate	4,382	508	715	848	2,070	47%
Financial Investments in SPEs
Generation	1,490	342	261	127	731	49%
Transmission	336	26	2	1	29	9%
Total SPEs	1,826	369	263	128	760	42%
Total	6,208	876	978	976	2,830	46%

For further details of the investments, per subsidiary or by project, see appendix 3 to this Investor Report

Share Capital

Structural of Social Capital

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	Quantity	%	Quantity	%	Quantidade	Quantity	%	Quantity
União Federal	554,395,652	51%	0	0%	1,544	0%	554,397,196	41%
BNDESpar	141,757,951	13%	0	0%	18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%	0	0%	18,262,671	7%	92,807,935	7%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0%	0	0%	0	0%	1,000,000	0%
OTHERS	269,729,841	25%	146,920	100%	228,481,566	86%	498,358,327	37%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

In 3Q18, the capital of Eletrobras had the following composition:

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Stock Analysis

Actions

ELET3 - Eletrobras Common Shares

In 3Q18, the common shares of Eletrobras (ELET3) increased 27.2%, closing at R$ 15.51. The highest quotation was R$ 17.92, recorded on July 25, and the lowest R$ 13.06 recorded on July 2, considering ex-dividend values. The average daily trading volume in the period was 3.2 million shares and the average daily financial volume was R$ 50.5 million.

ELET6 - Eletrobras Preferred Shares

In 3Q18, the preferred shares of Eletrobras (ELET6) increased 37.4%, closing at R$ 18.62. The highest quotation was R$ 20.19, recorded on July 25, and the lowest R$ 14.68 recorded on July 2, considering ex-dividend values. The average daily trading volume in the period was 2.0 million shares and the average daily financial volume was R$ 35.5 million.

Evolution of Traded Shares in B3

Font: AE Broadcast

Index number 09/30/2017 = 100 and ex-dividend values

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

ADR Programs

EBRN - Eletrobras Common Shares

In 3Q18, Eletrobras common stock ADRs appreciated 21.2% to US$ 3.89. The highest price was U$ 4.83, registered on July 25, and the lowest U$ 3.41, registered on July 2, considering ex-dividend values. The average daily trading volume in the period was 305.4 thousand shares. Average daily financial volume was US$ 1.2 million.

EBRB - Eletrobras Preferred Shares

In 3Q18, Eletrobras preferred stock ADRs appreciated 28.2%, closing at U$ 4.50. The highest price was U$ 5.38, registered on July 25, and the lowest U$ 3.75, recorded on July 2, considering ex-dividend values. The average daily trading volume in the period was 25 thousand shares. The average daily financial volume was US$ 112.6 thousand.

Evolution of Traded Shares in ADR

  Font: AE Broadcast

  Index number 09/30/2017 = 100

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Latibex - Madrid Stock Exchange

XELTO - Eletrobras Common Shares

In 3Q18, the Latibex common stock appreciated 17.5% to € 3.22. The highest price was € 4.14 recorded on July 24, and the lowest € 2.78, recorded on July 2, considering ex-dividend values. The average daily trading volume in the period was 1.13 thousand shares.

XELTB - Eletrobras Preferred Shares

In 3Q18, Latibex preferred shares increased 16.0% to € 3.76. The highest price was € 4.60, registered on July 26, and the lowest, € 3.14, recorded on July 2, considering ex-dividend values. The average daily trading volume in the period was 1.44 thousand shares.

Evolution of Foreign Currencies

Index number 09/30/2017 = 100 and ex-dividend values.

Font: Central Bank

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Nº of employees

Parent Company

By time

Working time at company (years)	1T18	2T18	3Q18
Up to 5	25	27	25
6 to 10	407	391	393
11 to 15	237	236	207
16 to 20	16	14	37
21 to 25	9	10	14
more than 25	128	133	128
Total	822	811	804

By region

State of the Federation
	1T18	2T18	3Q18
Rio de Janeiro	800	789	780
Brasília	22	22	22
Total	822	811	802

Hired / Outsourced Labor

1Q18	2Q18	3Q18
0	0	0

Turnover (Holding)

1Q18	2Q18	3Q18
0.%	0.6%	0.7%

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Direct Partnerships in SPEs - Parent Company

Generation

SPE	Power plant	Total Investment R$ million	Capacity Installed MW	Physical Warranty Average MW	Generated Energy Average MW
					1Q18	2Q18	3Q18
Norte Energia SA*	UHE	40,900,457	11,233,10	4,571	9,680,101,40	7,330,823,67	1,506,011.21
Eólica Mangue Seco 2	UEE	114,56	26	9,6	13,351,005	13,681,17	26,246,424
Santa Vitória do Palmar Holding S.A. (2)	EOL	In operation	258	109,5	174,513,19	165,367,72	229,527,55
Chuí Holding S.A. (1)	EOL	In operation	144	59,6	91,890,43	89,823,67	118,580,13
Chuí IX	EOL	In operation	17,9	7,4	12,536	11,641,09	15,838,34
Hermenegildo I	EOL	In operation	57,28	24,9	43,169	41,980,47	53,154,37
Hermenegildo II	EOL	In operation	57,28	25,3	38,619	39,530,76	52,217,25
Hermenegildo III	EOL	In operation	48,33	21	32,851	35,159,39	43,412,67
Rouar S.A.	EOL	U$ 101.72	65.1	N/A
Brasventos Eolo	EOL	In operation	58.45	21.86	27,787,60	22,848,50	44,390,00
Rei dos Ventos 3	EOL	In operation	60.12	21.07	27,490,00	26,461,80	50,850,00
Miassaba 3	EOL	In operation	68.47	22.84	32,735,70	28,600,90	56,756,00
Serra das Vacas Holding (3)	EOL	In operation	90.76	43.60	92,799,52	80,985,47	107,243,13
Chapada do Piauí II Holding (4)	EOL	In operation	172.40	88.70	78,925,51	193,304,04	245,816,58
Mangue Seco 2	EOL	In operation	26	9.60	13,351,01	13,681,17	26,246,42
Pedra Branca	EOL	In operation	30	12.90	16,232,87	35,941,57	37,706,21
São Pedro do Lago	EOL	In operation	30	13.50	14,308,05	33,482,40	35,325,06
Sete Gameleiras	EOL	In operation	30	12.60	14,081,80	31,431,23	34,535,35

* The commercial operation already totals 5,121.9 MW of capacity in commercial operation.

(1) Chuí Holding S.A is the controlling shareholder of Chuí S.A. I, II, IV, V, VI, VII wind farms.

(2) Santa Vitória do Palmar Holding (SVP), which is the parent company of Geribatu SA spol. I to X incorporated Chuí Holding SA, in this way, SVP controlled the Chuí SA I, II, IV, V, VI, VII.

(3) Serra das Vacas Holding S.A incorporated the interests of wind power companies Serra das Vacas S.A. I to IV.

(4) The Chapada do Piauí II Holding SA incorporated the wind power SPEs Ventos de Santa Joana I, III, IV, V, VII and Ventos de Santo Augusto IV S.A.

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Power plant	Participation (%)	Location (State)	Start of Operation	End of Operation

Norte Energia S.A	15	PA	abr/16	ago/45
Santa Vitória do Palmar Holding S.A. (2)	78	RS	fev/15	abr/47
Chuí Holding S.A. (1)	78	RS	mai/15	abr/47
Chuí IX	99.99	RS	out/15	mai/49
Hermenegildo I	99.99	RS	nov/15	jun/49
Hermenegildo II	99.99	RS	dez/15	jun/49
Hermenegildo III	99.99	RS	dez/15	jun/49
Brasventos Eolo	49	RN	jul/14 (')	dez/45
Rei dos Ventos 3	49	RN	jul/14 (')	dez/45
Miassaba 3	49	RN	jul/14 (')	ago/45
Rouar S.A	50	Uruguai -Departamento de Colônia	20 years*
Serra das Vacas Holding (3)	49	PE	dez/15	jun/49
Chapada do Piauí II Holding (4)	49	PI	(5)	dez/35
Mangue Seco 2	49	RN	set/11	jun/32
Pedra Branca	49	BA	mar/13	fev/46
São Pedro do Lago	49	BA	mar/13	fev/46
Sete Gameleiras	49	BA	mar/13	fev/46

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Transmission

Development	Object (From to)	Participation (%)	Investiment (R$ million)	Capacity Installed (Km)	Voltage (kV)	Start of Operation	Termination of Concession
Intesa	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	49	In operation	695	500	mai/08	abr/36
Uirapuru	Ivaiporã (PR) – Londrina (PR)	75	In operation	120	525	jul/06	mar/35
TME	LT Jauru / Cuiabá, em 230 kV, (MT)	49	In operation	348	500	nov/11	nov/39
Brasnorte	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SE Maggi - 230/138 kV	49.71	In operation	402	230	set/09	mar/38
Transirapé	Irapé – Araçuaí	24.5	In operation	65	230	mai/07	mai/37
Transleste	Montes Claros – Irapé	24	In operation	138	345	dez/05	dez/35
Transudeste	Itutinga – Juiz de Fora	25	In operation	140	345	fev/07	fev/37
ETAU	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	27.42	In operation	188	230	jul/05	dez/32
AETE	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	49	In operation	193	230	ago/05	fev/34
Centroeste de Minas	Furnas – Pimenta II	49	In operation	62,7	345	mar/10	mar/35
Luziânia-Niquelândia	SE Luziânia SE Niquelândia	49	In operation	-	-	jun/14 ago/15	mai/42 mai/42

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Development	Object (From to)	Total Investment R$ million)	Capacity Installed (MVA)	Location	Start of Operation	Termination of Concession
AETE	SE Seccionadora Cuiabá	In operation	-	MT	ago/05	fev/34
Uirapuru		In operation			jul/06	mar/35
Brasnorte	SE Juba SE Maggi - 230/138 kV	In operation	300 100	MT	set/09	mar/38

ETAU	Lagoa Vermelha 2 230/138kV; Barra Grande 230/138 kV; Santa Marta 230 kV - Entrada de Linha; Ampliação Lagoa Vermelha 2 230/138kV	In operation	150	SC	abr/05	dez/32
			-		jul/05
			-		jul/05
			150		out/16
INTESA	SE Peixe 2 SE Serra da Mesa 2	In operation	-	TO/GO	mai/08	abr/36
TME	SE Jauru 500/230 kV	In operation	750	MT	nov/11	nov/39
Transirapé	SE Aracuaí 2 SE Irapé SE Irapé	In operation	2x225 2x225	MG	mai/07	mai/37
Transleste	-	In operation	-	MG	dez/05	dez/35
Transudeste	-	In operation	-	MG	fev/07	fev/37
Centroeste de Minas	-	In operation	-	MG	mar/10	mar/35
Luziânia-Niquelândia	SE Luziânia SE Niquelândia	In operation	450 30	GO	jun/14 ago/15	mai/42 mai/42

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Balance Sheet

R$ thoussand

Asset	Parent Company		Consolidated
	09.30.2018	31.12.17	09.30.2018	31.12.17
Current
Cash and cash equivalents	67,537	161,326	878,555	792,252
Restricted cash	1,788,067	1,329,876	1,788,067	1,329,876
Marketable securities	3,142,639	5,059,957	6,359,199	6,924,358
Customers	363,434	502,236	5,055,619	4,662,368
Financial assets - Concessions and Itaipu	0	0	6,880,017	7,224,354
Loans and financing	8,652,331	8,288,875	2,540,133	2,471,960
Equity Pay	1,545,149	1,726,958	293,769	245,577
Taxes to recover	294,641	623,299	978,880	1,066,207
Income tax and social contribution	924,044	1,436,175	2,189,011	1,874,475
Reimbursement rights	235	212	455,560	479,243
Warehouse	235	212	455,560	479,243
Nuclear fuel stock	-	-	486,216	465,152
Derivative financial instruments	2,903	-	241,048	209,327
Hydrological risk	-	-	81.301	104.530
Assets held for sale	3,301,900	1,482,907	15,454,694	5,825,879
Credits with subsidiaries - CCD	1,485,926	-	-	-
Other	1,605,241	802,501	2,039,826	2,115,375
TOTAL CURRENT ASSETS	23,174,047	21,414,322	46,599,215	37,358,727

NON CURRENT
LONG-TERM
Reimbursement rights	0	0	5,777,525	6,509,032
Loans and financing	23,921,921	22,889,437	8,798,230	7,794,891
Customers	0	30,576	110,808	462,376
Marketable securities	275,760	269,141	276,081	331,862
Nuclear fuel stock	0	0	800,900	831,008
Taxes to recover	0	0	1,507,491	1,635,142
Current Income Tax and Social Contribution	0	471,568	729,113	471,568
Deferred income and social contribution taxes	0	0	0	1,010,810
Escrow deposits	3,256,486	3,052,505	6,036,277	5,874,708
Fuel Consumption Account - CCC	0	0	0	0
Financial assets - Concessions and Itaipu	3,160,480	2,820,172	51,509,439	50,660,769
Derivative financial instruments	0	0	249,723	216,904
Advances for future capital increase	1,274,068	1,701,275	395,903	959,838
Hydrological risk	0	0	255,810	325,132
Other	2,381,592	2,278,845	1,530,958	1,108,629
	34,270,307	33,513,519	77,978,258	78,192,669
INVESTMENTS	68,626,725	66,159,343	27,644,601	28,708,364
Fixed assets net	199,498	197,418	24,865,284	27,965,837
INTANGIBLE	2,234	0	607,593	749,762
TOTAL NON-CURRENT ASSETS	103,098,764	99,870,280	131,095,736	135,616,632
TOTAL ASSETS	126,272,811	121,284,602	177,694,951	172,975,359

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

 R$ thousand

Liabilities and Equity	Parent Company		Consolidated
	09.30.2018	09.30.17	09.30.2018	09.30.17
CURRENT
Loans and financing	5,659,891	2,336,333	9,353,583	5,886,141
Debentures	0	0	32,916	183,432
Compulsory loan	28,788	42,260	28,788	42,260
Suppliers	521,298	514,752	7,678,269	10,443,752
Advances from customers	578,740	575,962	903,055	654,853
Taxes payable	208,418	100,767	1,345,291	1,173,319
Income tax and social contribution	586,656	1,023,764	1,933,003	1,498,218
Onerous contracts	0	0	9,436	12,048
Remuneration to shareholders	8,367	9,484	13,854	18,339
Financial liabilities - Concessions and Itaipu	665,541	783,658	0	0
Estimated liabilities	140,174	107,962	1,289,650	1,204,222
Reimbursement Obligations	1,826,427	1,346,660	1,826,427	1,392,542
Post-employment benefits	7,392	28,830	186,373	193,847
Provisions for contingencies	837,513	850,704	1,405,181	1,518,387
Regulatory charges	0	0	744,663	728,180
Lease	0	0	150,381	145,324
Derivative financial instruments	1,864	2,175	1,891	2,466
Liabilities associated with assets held for sale	6,099,704	4,805,946	13,066,467	7,630,670
Others	81,185	314,847	719,219	1,458,952
TOTAL CURRENT LIABILITIES	17,251,958	12,844,104	40,688,447	34,186,952

NON-CURRENT
Loans and financing	17,924,201	21,316,181	33,598,387	39,235,650
Suppliers	0	0	10,315,326	7,795,345
Debentures	0	0	442,741	287,347
Advances from customers	0	0	474,257	519,391
Compulsory loan	464,659	458,874	464,659	458,874
Obligation for asset retirement	0	0	2,578,563	2,470,400
Fuel Consumption Account - CCC	0	0	0	0
Provisions for contingencies	18,581,642	16,946,508	25,354,815	23,033,963
Post-employment benefits	578,666	578,666	1,991,953	2,001,715
Provision for unsecured liabilities	22,564,728	21,656,617	0	0
Onerous contracts	0	0	1,467,310	2,067,179
indemnification obligations	0	0	939,139	1,062,634
Lease	0	0	852,158	932,496
Grants payable - Use of public goods	0	0	65,339	63,082
Advances for future capital increase	3,814,743	3,639,441	3,814,743	3,639,441
Derivative financial instruments	0	0	45,832	39,594
Regulatory charges	0	0	735,714	698,423
Taxes payable	0	0	259,165	326,527
Income tax and social contribution	361,739	394,958	8,612,811	8,901,931
Others	1,416,866	1,109,876	1,264,026	2,501,883
TOTAL NON-CURRENT LIABILITIES	65,707,244	66,101,121	93,276,938	96,035,875

EQUITY
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Revenue reserves	1,321,854	1,321,854	1,321,854	1,321,854
Equity valuation adjustments	0	22,434	0	22,434
Profits (losses)	1,228,160	0	1,228,160	0
Accumulated other comprehensive income	-4,408,906	-4,177,412	-4,408,906	-4,177,412
Amounts recognized in OCI classified as held for sale	0	0	0	0
Non-controlling shareholders	0	0	415,957	413,155
TOTAL SHAREHOLDERS' EQUITY	43,313,609	42,339,377	43,729,566	42,752,532
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	126,272,811	121,284,602	177,694,951	172,975,359

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Income Statement

 R$ thousand

	Parent Company		Consolidated
	09.30.18	09.30.17	09.30.18	09.30.17
NET OPERATING REVENUE	339,247	2,897,015	28,105,382	26,846,848
Operating costs
Energy purchased for resale	-27,008	-2,560,073	-4,855,324	-7,949,311
Charges upon use of electric network	0	0	-1,550,067	-1,207,319
Construction	0	0	-1,330,084	-1,143,665
Fuel for electricity production	0	0	-1,854,327	-289,056
NET OPERATING REVENUE	312,239	336,942	18,515,580	16,257,497
Operating expenses
Personnel, Supllies and Services	-490,748	-479,148	-7,119,783	-7,800,311
	0	0	0	0
Depreciation	-3,380	-3,421	-1,253,070	-1,131,093
Amortization	0	0	-184,733	-253,436
Donations and contributions	-87,864	-66,937	-126,100	-110,257
Operating Provisions /Reversals net	-4,255,824	-4,323,761	-3,570,842	-652,967
Investigation Findings	0	0	0	0
Others	-114,940	-179,039	-1,816,226	-1,096,703
	-4,952,756	-5,052,306	-14,070,754	-11,044,767
OPERATING INCOME BEFORE FINANCIAL RESULT	-4,640,517	-4,715,364	4,444,826	5,212,730
Financial result
Financial income
Income from interest, commissions and fees	3,078,888	2,627,611	1,664,483	662,305
Income from financial investments	408,405	581,857	574,601	781,222
Moratorium on electricity	6,728	10,843	436,221	256,835
Restatement Assets	740,825	608,272	714,362	1,058,806
Current foreign currency exchange rate variations	4,033,281	901,370	3,922,720	919,060
Payment of indemnities - Law 12,783 / 13	0	0	0	0
Regulatory asset update	0	0	476,718	36,942
Gains on derivatives	0	0	61,637	248,147
Other financial income	149,748	97,652	420,853	319,465
Financial expenses
Debt charges	-1,188,879	-1,454,874	-3,186,265	-4,358,814
Lease charges	0	0	-232,575	-240,944
Charges on shareholders' funds	-175,302	-300,939	-205,391	-314,993
Noncurrent Restatement	-549,863	-881,158	-808,468	-1,088,948
Noncurrent foreign currency exchange rate variations	-3,992,565	-946,790	-4,122,392	-999,745
Regulatory liability update	0	0	-24,347	-38,636
Losses on derivatives	0	0	-5,974	-16,040
Other financial expenses	-570,857	-410,574	-1,278,748	-977,083
	1,940,409	833,270	-1,592,565	-3,752,421
INCOME BEFORE EQUITY	-2,700,108	-3,882,094	2,852,261	1,460,309
RESULTS OF EQUITY	4,517,005	7,100,357	886,599	2,542,311
OPERATING INCOME BEFORE TAXES	1,816,897	3,218,263	3,738,860	4,002,620
Current Income tax and social contribution	-586,656	-938,325	-2,159,390	-1,315,807
Deferred Income Tax and Social Contribution	0	-43,017	-304,860	-414,411
NET INCOME/LOSS FOR THE PERIOD	1,230,241	2,236,921	1,274,610	2,272,402
SHARE ATTRIBUTED TO CONTROLLING	1,230,241	2,236,921	1,230,241	2,236,921
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	44,369	35,481
NET INCOME/LOSS PER SHARE	0,91	1,65	0,91	1,65

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

Cash Flow Statement

R$ thousand

	Parent Company		Consolidated
	09.30.2018	09.30.17	09.30.2018	09.30.17
Operating Activities
Income before income tax and social contribution	1,816,897	3,218,263	3,738,860	4,002,620
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	3,380	3,421	1,437,803	1,384,529
Net monetary variations	-190,962	272,886	94,106	30,142
Net foreign exchange rate variations	-40,716	45,420	199,672	80,685
Financial charges	-2,148,292	-1,447,240	1,496,074	3,662,950
Financial asset revenue	0	0	-4,365,347	-4,402,908
Equivalence equity results	-4,517,005	-7,100,357	-886,599	-2,542,311
Provision (reversal) for capital deficiency	2,103,666	3,143,362	0	0
Provision (reversal) for doubtful accounts	16,556	5,220	729,700	204,870
Provision (reversal) for contingencies	1,883,406	1,125,137	3,714,460	1,921,398
Provision (reversal) for the impairment of assets	0	0	358,963	-560,553
Provision (reversal) for onerous contract	0	0	-782,767	-1,970,577
Provision (reversal) for losses on investments	316,334	44,521	428,475	27,204
TRFH – (Pará rate)	0	0	-1,183,583	-641
	0	0	0	0
Provision (reversal) for hydrological risk - GSF	0	0	0	0
RGR Charges	258,283	274,503	258,283	274,503
Adjustment to present value / market value	-148	-13,207	108,914	50,945
Minority interest in results	0	0	-87,661	-69,150
Charges on shareholders' funds	175,302	300,939	205,390	314,993
Financial instruments - derivatives	0	0	-55,663	-264,187
Other	-156,380	-90,207	86,606	171,319
	-2,296,576	-3,435,602	1,756,825	-1,686,789
(Increases) / decreases in operating assets
Customers	-74	0	-211,135	287,490
Marketable securities	1,917,319	-267,151	627,560	-1,870,108
Reimbursement rights	0	-212,609	1,421,981	615,030
Warehouse	-23	91	23,683	-43,940
Nuclear fuel stock	0	0	9,044	-106,178
Financial assets - Itaipu and public service concessions	-458,425	8,171	-458,425	8,171
Assets held for sale	0	0	-9,628,815	0
Hydrological risk	0	0	92,551	101,456
Credits with subsidiaries - CCD	-1,485,926	0	0	0
Other	367,428	159,673	829,313	-722,086
	340,299	-311,824	-7,294,243	-1,730,165
Increase / (decrease) in operating liabilities
Suppliers	-26,994	556,458	379,317	1,965,593
Advances from customers	0	0	200,290	127,161
Lease	0	0	-75,281	-67,864
Estimated liabilities	32,212	54,899	116,944	655,178
indemnification obligations	0	95,371	-169,377	-99,913
Sectorial charges	0	0	53,774	301,739
Liabilities associated with assets held for sale	0	0	5,435,797	0
Other	126,160	85,796	-1,958,308	362,313
	131,378	792,524	3,983,156	3,244,207

Payment of financial charges	-792,344	-1,417,890	-2,065,326	-2,965,478
Payment of RGR charges	-145,028	-120,910	-145,028	-120,910
Financial charges received	0	0	6,186,999	2,423,706
income tax payment and social contribution	1,051,406	1,463,532	486,506	635,487
Payment of refinancing of taxes and contributions - principal	-141,810	-225,695	-1,623,694	-1,351,479
investment compensation received in corporate participations	0	0	-57,897	-102,853
Pension payment	943,886	511,153	608,213	551,875
Payment of legal provisions	-21,439	-21,105	-217,198	-249,340
Judicial deposits	-804,407	-541,700	-1,078,811	-651,314
	-150,455	-296,624	-329,581	-69,609
Net cash from operating activities	-68,195	-385,878	3,948,781	1,929,958

Financing activities

Loans and financing	0	0	699,270	2,632,553
Payment of loans and financing - Main	-2,275,838	-2,939,223	-5,051,178	-4,318,737
Payment of shareholders remuneration	-729	-982	-10,674	-8,716
Advanced receivalbe for future capital increase	0	0	0	0
RGR resource for transfer	0	800,654	974,830	800,654
Other	0	0	11,276	166,069
Net cash from financing activities	-2,276,567	-2,139,550	-3,376,476	-728,175
Investing activities
Lending and financing	-239,002	-1,748,789	0	0
loans and financing receivables	2,270,594	3,739,603	1,652,329	2,001,900
Acquisition of fixed assets	-3,732	-89	-662,230	-824,133
Acquisition of intangible assets	0	0	-36,372	-87,169
Acquisition of concession assets	0	0	-1,223,395	-1,248,720
Acquisition / capital investment in equity	-140,700	-157,200	-613,727	-1,570,701
Advance concession for future capital increase	0	-63,279	-88,524	-28,049
Investment sale in shareholdings	363,813	1,065,266	443,140	1,065,266
Other	0	0	42,776	-127,326
Net cash from investing activities	2,250,973	2,835,512	-486,002	-818,931

Net decrese in cash and cash equivalents for the year	-93,789	310,084	86,303	382,852

Cash and cash equivalents at beginning of year	161,326	194,106	792,252	679,668
Cash and cash equivalents at end of year	67,537	504,190	878,555	1,062,520
	-93,789	310,084	86,303	382,852

Disclaimer:

Este material contém cálculos que podem não produzir uma soma ou resultado preciso devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Wilson Ferreira Junior
Wilson Ferreira Junior CEO and Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.